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                     December 15, 2023

       Scott W. Shockey
       Chief Financial Officer
       Ohio Valley Banc Corp.
       420 Third Avenue
       Gallipolis, OH 45631

                                                        Re: Ohio Valley Banc
Corp.
                                                            Form 10-K for the
Annual Fiscal Period Ended December 31, 2022
                                                            File No. 000-20914

       Dear Scott W. Shockey:

              We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.




                     Sincerely,


                     Division of Corporation Finance

                     Office of Finance